Tyler Resources Inc.

Consolidated

Financial Statements

July 31, 2005

Contents

Page

Auditors' Report

1

Consolidated Balance Sheets

2

Consolidated Statements of Operations and Deficit

3

Consolidated Statements of Cash Flows

4

Notes to the Consolidated Financial Statements

5-18

                                                                                                                                                                                                                                            PricewaterhouseCoopers LLP

                                                                                                                                                                                                                                            Chartered Accountants

                                                                                                                                                                                                                                            111 5th Avenue SW, Suite 3100

                                                                                                                                                                                                                                            Calgary, Alberta

                                                                                                                                                                                                                                           Canada T2P 5L3

                                                                                                                                                                                                                                            Telephone +1 (403) 509 7500

                                                                                                                                                                                                                                            Facsimile +1 (403) 781 1825

October 26, 2005

Auditors' Report

To the Shareholders of

Tyler Resources Inc.

We have audited the consolidated balance sheet of Tyler Resources Inc. as at July 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements as at July 31, 2004, and for each of the two years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 12, 2004.

Chartered Accountants

Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

    Grant Thornton LLP

    Chartered Accountants

    Management Consultants

Independent Auditors' Report

To the Shareholders of

Tyler Resources Inc.

We have audited the consolidated balance sheets of Tyler Resources Inc. as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

October 12, 2004

Suite 1000

112 - 4th Avenue SW
Calgary, Alberta
T2P 0H3

T	(403) 260-2500
F	(403) 260-2571
E	Calgary@GrantThornton.ca
W	www.GrantThornton.ca

Canadian Member of Grant Thornton International

Tyler Resources Inc.

Consolidated Balance Sheets

(Canadian dollars)

July 31

2005

2004

_______________________________________________________________________________
                                                                                        ASSETS

Current

Cash and cash equivalents

$

 10,268,934

$

2,344,456

Accounts receivable

20,084

12,711

Prepaids

13,381

6,304

Marketable securities                                                                          -

2,410

10,302,399

2,365,881

OTHER ASSETS Note 4

41,991

39,741

CAPITAL ASSETS Note 5

76,447

49,736

MINERAL PROPERTIES Note 6

9,834,155

5,683,983

$

20,254,992

$

8,139,341

                                                                                          LIABILITIES

Current

Accounts payable and accrued liabilities

$

313,498

$

29,011

Related party payables and accrued liabilities Note 10

5,621

19,487

319,119

48,498

                                                            SHAREHOLDERS’ EQUITY

CAPITAL STOCK Note 7

Authorized:

i)

an unlimited number of common voting shares

ii)

an unlimited number of preferred shares

Issued:

86,698,929 common shares (2004-68,431,439)

21,620,259

13,051,242

CONTRIBUTED SURPLUS and WARRANTS Note 8

5,500,660

593,050

DEFICIT

(7,185,046)

(5,553,449)

19,935,873

8,090,843

$

20,254,992

$

8,139,341

Commitments Note 11

Approved by the Board

“Gregory Smith

Director

“James Devonshire”

         Director

 Gregory Smith                                                   James Devonshire

See accompanying notes to the consolidated financial statements.

Tyler Resources Inc.

Consolidated Statements of Operations and Deficit

(Canadian dollars)

Years Ended July 31

	2005	2004	2003

INTEREST INCOME	$ 74,665	$ 25,460	$ 5,063

EXPENSES
General and administrative Note 7b)iv)	1,577,687	829,382	95,005
Professional fees	26,267	36,286	13,759
Reporting to shareholders	12,311	13,228	8,990
Stock exchange, filing and transfer agent fees	43,942	30,005	17,934
Amortization of capital assets	18,216	8,594	-
Overhead recoveries	-	(9,224)	(5,539)
Abandonment and write-down of mineral properties	-	261,959	45,818
Foreign exchange loss	27,839	-	-
Mineral property proceeds in excess of mineral property costs	-	-	(37,000)
	1,706,262	1,170,230	138,967

NET LOSS	$ (1,631,597)	$ (1,144,770)	$ (133,904)

DEFICIT, beginning of year	(5,553,449)	(4,408,679)	(4,274,775)

DEFICIT, end of year	$ (7,185,046)	$ (5,553,449)	$ (4,408,679)

LOSS PER SHARE Basic and diluted	$ (0.02)	$ (0.02)	$ (0.00)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING, basic and diluted	76,498,828	51,960,480	37,567,816

See accompanying notes to the consolidated financial statements.

Tyler Resources Inc.

Consolidated Statements of Cash Flows

(Canadian dollars)

Years Ended July 31

	2005	2004	2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

OPERATING ACTIVITIES
Interest and other income received	$ 74,665	$ 34,684	$ 10,602
Cash operating expenses	(390,238)	(347,066)	(66,272)
	(315,573)	(312,382)	(55,670)

INVESTING ACTIVITIES
Mineral property expenditures	(3,810,474)	(1,034,307)	(199,897)
Option receipts net of finders’ fee	-	42,500	-
Arbitration settlement	-	546,247	-
Capital asset expenditures	(44,927)	(58,330)	-
	(3,855,401)	(503,890)	(199,897)

FINANCING ACTIVITIES
Private Placement proceeds net of issue costs	9,723,294	3,068,296	100,000
Exercise of warrants and options	2,352,333	129,750	-
Demand notes payable	-	(67,065)	67,065
Proceeds on disposal of other assets	19,825	27,837	51,022
Interest paid on notes payable	_ -	(6,067)	-
	12,095,452	3,152,751	218,087

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,924,478	2,336,479	(37,480)

CASH AND CASH EQUIVALENTS:

Beginning of year	2,344,456	7,977	45,457

End of year	$ 10,268,934	$ 2,344,456	$ 7,977

See accompanying notes to the consolidated financial statements.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

1.

Nature of operations

Tyler Resources Inc. is engaged in the business of mineral exploration and development.  Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties.  To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned Mexican subsidiary Recursos Tyler S.A. de C.V.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 3.  Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

2.

Changes in Accounting Policy

Asset Retirement Obligations

In 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This section required recognition of a legal liability for obligations relating to retirement of tangible long-lived assets that the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  Such asset retirement cost must be recognized as fair value in the period in which it is incurred by adding that amount to the carrying amount of the asset and amortized as a charge to earnings on a systematic basis over its useful life.  The change in the policy has had no effect on these consolidated financial statements.

As at July 31, 2005, management has estimated that the discounted clean-up obligations for future periods are not material at this time.

3.

Summary of significant accounting policies

a)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

b)

Cash and cash equivalents

Cash and cash equivalents includes bank and brokerage deposits and bankers acceptances and treasury bills with maturities equal to or less than 90 days at the date of acquisition.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

3.

Summary of significant accounting policies (Continued)

c)

Mineral properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis.  These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production.  If an area of interest is abandoned, the related costs are charged to operations.  The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When the carrying value of the property exceeds its estimated net recoverable amount, an impairment provision is recognized for the decline in value.

Where the Company’s exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred.  The excess, if any, is credited to operations.  Option payments made by the Company are recorded as mineral property costs.  Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

d)

Capital assets

Capital assets include computer hardware and software, equipment, furniture and fixtures, a vehicle and leaseholds which are recorded at historical cost.  The declining-balance method is used to calculate amortization at rates of 20% to 30%.

e)

Joint interests

Certain of the Company's exploration and development activities are conducted jointly with others.  These financial statements reflect only the Company's proportionate interest in such activities. Although the Company holds certain interests in mineral properties through joint venture agreements, none of its operations are carried on through joint venture entities.

f)

Marketable Securities

Marketable securities consist of portfolio investments carried at the lesser of cost and market value.  They are classified as a current asset as they are capable of reasonably prompt liquidation.

g)

Investments

Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

h)

Loss per share

Basic loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding for the year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  For the years presented this calculation proved to be anti-dilutive.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  Under the treasury stock method only “in-the-money” dilutive instruments impact the dilution calculations.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

3.

Summary of significant accounting policies (Continued)

i)

Stock-Based Compensation

The Company follows the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options is determined and recorded as compensation cost and a credit to contributed surplus over the vesting period.  The fair value is determined using an option–pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

j)

Income taxes

Income taxes are recorded using the liability method of tax allocation.  Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

k)

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at appropriate transaction date rates.  Gains and losses in translation are included in income.

The Company’s foreign subsidiary, Recursos Tyler S.A. de C.V., is considered financially and operationally dependent on the parent Company and, as such, is accounted for as an integrated operation whereby its accounts are translated into Canadian dollars using the method noted above.

l)

Financial instruments

The fair market value of the cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

m)

Asset retirement costs

The Company’s activities have primarily been focused on exploration directed toward the discovery of mineral resources.  When it is determined that a future reclamation and retirement cost is material, the costs will be accrued.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

4.

Other Assets

	2005	2004
Long-term investments:
Majescor Resources Inc.	$35,750	$33,500
Long-term prepaid expense	6,241	6,241
	$41,991	$39,741

In each of the years ended July 31, 2005 and July 31, 2004 the Company received 100,000 common shares and 50,000 purchase warrants of Majescor Resources Inc. as option payments on the Carat and Kelsey mineral properties.  The warrants received in 2004 may be exercised at $0.40 per share to March 5, 2007 and the warrants received in 2005 may be exercised at $0.45 per share to January 22, 2008. The Company sold 50,000 shares during the year for total proceeds of $3,075.  The Company held 150,000 (market value $25,500; 2004 - $21,000) shares and 100,000 warrants at July 31, 2005.

5.

Capital Assets

	2005	2004

Cost	$103,257	$58,330
Accumulated amortization	26,810	8,594
Net book value	$76,447	$49,736

6.

Mineral properties

		Saskatchewan	Northwest Territories	Mexico
2005 Exploration and development expenditures:	Total	Weedy Lake		Bahuerachi	Other
Balance July 31, 2004	$3,668,899	$1,744,159	$ 106,272	$1,811,106	$ 7,362
Geological consulting	550,453	-	-	548,078	2,375
Drilling	1,876,480	-	-	1,876,480	-
Drilling advances	139,697	-	-	139,697	-
Camp costs	429,709	-	-	429,709	-
Site preparation	558,693	-	-	558,693	-
Project field costs	305,870	-	-	305,870	-
Geophysical	68,492	-	-	68,492	-
Geochemical	159,530	-	-	159,530	-
Taxes and property maintenance	22,184	-	-	22,184	-
Survey	17,914	-	-	17,914	-
Environmental	55,644	-	-	55,644	-
Option payments	(119,000)	-	(119,000)	-	-
Balance July 31, 2005	7,734,565	1,744,159	(12,728)	5,993,397	9,737

Property acquisition costs:
Balance July 31, 2004	2,015,084	637,844	246,112	1,123,859	7,269
Costs incurred	84,506	-	-	84,506	-
Balance July 31, 2005	2,099,590	637,844	246,112	1,208,365	7,269
Total mineral properties July 31, 2005	$9,834,155	$2,382,003	$233,384	$7,201,762	$ 17,006

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

6.

Mineral properties (continued)

		Saskatchewan	Northwest Territories	Nunavut	Mexico
2004 Exploration and development expenditures:	Total	Weedy Lake		Keni	Bahuerachi	Other
Balance July 31, 2003	$3,707,687	$1,743,802	$ 698,247	$ 203,593	$1,048,902	$ 13,143
Geological consulting	137,254	357	1,813	2,753	132,331	-
Drilling	219,652	-	-	-	219,652	-
Camp costs	36,637	-	-	-	36,637	-
Site preparation	107,350	-	-	-	107,350	-
Project field costs	105,439	-	-	-	105,439	-
Geophysical	85,577	-	-	-	85,577	-
Geochemical	34,036	-	-	-	34,036	-
Taxes and property maintenance	36,538	-	-	-	36,538	-
Miscellaneous	(1,137)	-	-	-	4,644	(5,781)
Legal expenditure-arbitration	28,459	-	28,459	-	-	-
Finder’s fee Majescor option	7,500	-	7,500	-	-	-
Option payments	(83,500)	-	(83,500)	-	-	-
Arbitration settlement	(546,247)	-	(546,247)	-	-	-
Write-offs and abandonments	(206,346)	-	-	(206,346)	-	-
Balance July 31, 2004	3,668,899	1,744,159	106,272	-	1,811,106	7,362

Property acquisition costs:
Balance July 31, 2003	1,194,432	637,844	246,112	55,520	248,613	6,343
Costs incurred	876,264	-	-	92	875,246	926
Write-offs and abandonments	(55,612)	-	-	(55,612)	-	-
Balance July 31, 2004	2,015,084	637,844	246,112	-	1,123,859	7,269
Total mineral properties July 31, 2004	$5,683,983	$2,382,003	$352,384	$ -	$2,934,965	$ 14,631

Mexico

The principal exploration property in Mexico is Bahuerachi, owned by the Company’s wholly-owned subsidiary Recursos Tyler SA de CV, located in the state of Chihuahua roughly eight kilometres north of the town of La Reforma, Sinaloa.  Substantially all of the Company’s efforts and resources are devoted to the exploration of this project.  The base and precious metals of interest on the property are copper, gold, zinc and silver.  At July 31, 2005 the Company held a 95% interest in the property.  Pursuant to an option agreement with a Mexican national, (the “Optioner”), the remaining 5% property interest is convertible by the Company into a 10% net profits interest, which can be purchased at any time by the Company for $700,000 US.

Pursuant to the option agreement the Company is required to pay $50,000 U.S. annually to the optioner until the property commences production.

During the year ended July 31, 2004, the Company acquired a 40% interest in the Bahuerachi mineral property from CDG Investments Inc. (CDG), a Company related by virtue of certain common officers and directors.  The Company issued 13,336,000 shares at $0.06 per share in payment of the $800,000 purchase price.  The price was negotiated and agreed to by independent committees of the board of directors of both companies and came within the range of values assigned to the property by an independent geological consulting firm.  The transfer price represented both the cost of the property on the books of CDG on the transaction date and the approximate fair value of the property.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

6.

Mineral properties (continued)

Northwest Territories

The Carat property, in which the Company has a 30% interest, was subject to an option agreement with Diamondex Resources Ltd. (Diamondex).  Pursuant to the option agreement, Diamondex earned a 70% interest in the property by incurring $2,000,000 of exploration expenditures and issuing 200,000 common shares to the Company.

During the year ended July 31, 2004, pursuant to an Arbitration decision, the Company received $261,572 plus interest of $11,654, as reimbursement of joint venture over-expenditures associated with the Carat Joint Venture.  The Company also received $284,675 as reimbursement for legal and other costs incurred regarding the arbitration.  The awards were credited to the Carat property where the original property and arbitration costs had been capitalized.  The interest has been included in “interest and other” in the statement of operations.

The Company has granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% interest, subject to a net profits interest retained by the Company of approximately 8%, in the Carat diamond exploration joint venture.  In order to purchase the interest Majescor will be required to pay the Company $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000: 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment is due January 23, 2006 and is comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.

Saskatchewan

The Company has a 50.1% interest in the Weedy Lake property.  During fiscal 2002 the Company entered into an option agreement with Golden Band Resources Inc. (Golden Band), whereby Golden Band can earn 50% of the company’s interest in the property, (25.05% of the total property interest).  In order to earn the interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the Company notified Golden Band that it was in default of the option agreement.  The Company has agreed that Golden  Band will undertake a scoping study which will serve as the basis for negotiations on the acquisition of the Company’s remaining equity in the Golden Heart deposit by Golden Band and that, in the meantime, the Company will temporarily suspend the non-compliance provisions of the Weedy Lake option agreement.  In assessing the carrying value of the property, management utilized an external report in their calculation that verified a write-down is not necessary at this time.

Nunavut

During the year ended July 31, 2004, the Company and its joint venture partner, Northern Abitibi Mining Corp., returned the Keni property to the vendors and wrote-off the capitalized costs of approximately $262,000.  Management determined that initial exploration results did not warrant expending further option payments on the property.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

7.

Capital stock

a)

Common shares issued:

	2005		2004		2003
	Number of Shares	Stated Value	Number of Shares	Stated Value	Number of Shares	Stated Value
Balance, beginning of year	68,431, 439	$13,051,242	38,294,939	$ 9,050,246	36,219,939	$8,946,496
Issued for acquisition of mineral properties	-	-	13,336,000	800,000	75,000	3,750
Issued for cash:
Private Placement (net of issue costs of $164,706; 2004 - $332,454; 2003 – $Nil)	7,910,400	6,123,294	15,503,000	3,068,296	2,000,000	100,000
Exercise of options	3,137,740	538,950	277,500	30,700	-	-
Exercise of warrants	7,219,350	1,906,773	1,020,000	102,000	-	-
Balance, end of year	86,698,929	$21,620,259	68,431,439	$13,051,242	38,294,939	$9,050,246

During April, 2005 the Company completed a private placement of 7,910,400 units at $1.25 per unit for gross proceeds of $9,888,000.  Each unit was comprised of one common share plus one warrant that may be exercised at $1.75 to acquire one common share in accordance with the terms detailed under 7(b)(i) Warrants, below.  The warrants were allocated a value of $3,600,000 of the total issue price and this amount has been included in Contributed Surplus.   Arm’s length finders’ fees of $115,500 have been included in the $164,706 issue costs that have been deducted from the private placement proceeds.

Subsequent to year end, the Company issued 240,800 shares pursuant to the exercise of agents’ stock options for total consideration of $60,200, 2,277,670 common shares pursuant to the exercise of warrants for total consideration of $797,185 and 56,800 common shares pursuant to the exercise of employee options for total consideration of $10,800.

During December, 2003 the Company completed a private placement of 2,500,000 units at $0.06 per unit.  Each unit was comprised of one common share and one share purchase warrant with the attributes described in note 7(b)(i) below.  During March, 2004 the Company completed a brokered private placement of 13,003,000 units at $0.25 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant with the attributes described in note 7(b)(i) below.  Officers, directors or their immediate family subscribed to 313,333 units of the December, 2003 private placement and 125,000 units of the March 2004 private placement.  Pursuant to the brokered private placement the Company granted Agents’ Options whereby the Agents may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005.   The Agent Units are comprised of 1,040,240 common shares and 520,120 warrants which may be exercised at $0.35 per share to acquire 520,120 common shares to September 16, 2005.  At July 31, 2005 795,240 Agents’ Options have been exercised.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

7.

Capital stock (continued)

b)

Stock options and warrants:

i)

Warrants

The following summarizes warrants outstanding at the respective year-ends:

Issue Date	Expiry Date	Number of Shares			Exercise Price
		2005	2004	2003
December 2, 2002	December 2, 2004	-	-	1,000,000	$0.10
December 23, 2003	December 23, 2004	-	2,480,000	-	$0.10
March 16, 2004	September 16, 2005	2,159,770	6,501,500	-	$0.35
April 25, 2005	April 26, 2007	4,017,800	-	-	$1.75
April 27, 2005	April 28, 2007	3,892,600	-	-	$1.75
		10,070,170	8,981,500	1,000,000

Warrants to purchase 2,500,000 common shares at $0.10 per share to December 23, 2004 were issued pursuant to the December 23, 2003 private placement.  Warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement.  Pursuant to the March, 2004 private placement, Agents were granted options as outlined above that will allow the purchase of units comprised of common shares and warrants.  These warrants may be exercised at $0.35 per share until September 16, 2005.    Pursuant to the April, 2005 private placement, warrants exercisable at $1.75 per share were issued that may be exercised to acquire 4,017,800 and 3,892,600 common shares to April 26, 2007 and April 28, 2007 respectively.  The Company has the option to demand early exercise of these warrants on or after October 26 and 28, 2005 respectively if the trading price of the common shares on the TSX Venture Exchange has exceeded $2.50 for a period of thirty consecutive trading days prior to the demand being made.  Once demand to exercise has been made, the warrant holders have thirty days to exercise the warrants.

Directors, officers and control persons subscribed to 920,800 of the Units pursuant to the April, 2005 private placements.

The following weighted-average assumptions were used for the Black-Scholes valuation of warrants issued during the year:

Risk-free interest rate	3.04%
Expected life of options	2 years
Annualized volatility	116.50%
Dividend rate	0.00%

ii)

Employee and Consultant Options Outstanding

	Number of Shares
Expiry Date	2005	2004	2003	Price
January 23, 2006	225,000	1,057,500	1,285,000	$0.10
January 29, 2007	75,000	75,000	75,000	$0.12
July 22, 2007	1,450,000	1,500,000	-	$0.35
May 2, 2008	600,000	-	-	$1.50
December 15, 2008	730,000	2,190,000	-	$0.10
January 29, 2009	1,500,000	1,500,000	-	$0.20
December 16, 2009	1,300,000	-	-	$0.65
February 7, 2010	70,000	-	-	$1.54
June 13, 2010	200,000	-	-	$1.18
July 20, 2010	200,000	-	-	$1.00
	6,350,000	6,322,500	1,360,000

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

7.

Capital stock (continued)

The Company has an option plan, (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the Plan, the options that have been granted expire at the earlier of five years from the grant date or such date as the Directors determine, and not more than 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date.  The 70,000 options exercisable at $1.54 per share to February 7, 2010 vest in increments of 17,500 every six months commencing six months from the grant date of February 8, 2005.  The 200,000 options exercisable at $1.18 per share to June 13, 2010 vest in increments of 50,000 every six months commencing six months from the date of employment of June 13, 2005.  The remainder of the options outstanding vested on the grant date.  Refer also to note 7(a) re. Agents’ Options.

iii)

Option Transactions

Number

Weighted-Average

of Options

Exercise Price

As at July 31, 2002

                  1,900,000

                $  0.10

Expired

    (540,000)

$  0.10

As at July 31, 2003

                  1,360,000

                $  0.10

Granted

  5,240,000

$  0.20

Exercised

                 (277,500)

                $  0.10

As at July 31, 2004

                  6,322,500

                $  0.18

Granted

  2,370,000

$  0.97

Exercised

                 (2,342,500)

                $  0.11

As at July 31, 2005

                  6,350,000

                $  0.50

iv)

Stock-Based Compensation

Stock options granted during the year ended July 31, 2005 were valued at $1,401,000 (2004 - $596,000; 2003 - $Nil) of which $208,100 (2004 & 2003 - $Nil) is included in geological consulting in mineral properties and $1,192,900 (2004 - $596,000; 2003 - $Nil) is included in general and administrative expenses.  The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

	2005	2004
Risk-free interest rate	3.53%	3.87%
Expected life of options	2 to 5 years	3 to 5 years
Annualized volatility	119.99%	122.27%
Dividend rate	0.00%	0.00%

8.

Contributed Surplus and Warrants

	2005	2004
Balance July 31	$593,050	$-
Warrants Note 7a	3,600,000	-
Stock Option Benefit Note 7b)iv)	1,401,000	596,000
Options exercised during the year	(93,390)	(2,950)
Balance July 31	$5,500,660	$593,050

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

9.

Income taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2005	2004	2003
Computed expected tax recovery at a combined Provincial and Federal rate of 34% (2004 – 34%; 2003 – 38%)	$ 555,000	$ 389,000	$ 51,000
Effect on income taxes resulting from:
Non-deductible expenses	(408,000)	(204,000)	-
Deductible capital items	36,000	24,000	-
(Increase) decrease in valuation allowance	(242,000)	(239,000)	21,000
Non-recognition of losses and future tax benefits for financial statement purposes	59,000	30,000	(72,000)
Future income tax recovery	$ -	$ -	$ -

The net future income tax asset is comprised of:
Tax value of resource properties in excess of book value	$ 179,000	$ 94,000
Non-capital losses carried forward for income tax purpuses	451,000	302,000
Investments with tax values exceeding book values	-	13,000
Share issue costs deductible for tax purposes	113,000	92,000
	743,000	501,000
Less valuation allowance	(743,000)	(501,000)
Future income tax asset	$ -	$ -

b)

The Company has incurred non-capital losses for income tax purposes of approximately $1,328,000 expiring at the following dates:

2006

$

33,000

2007

$

100,000

2009

$            180,000

2010

$

135,000

2011

$

349,000

2012

$

531,000

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

10.

Related party transactions and commitments

Companies, related by virtue of certain common officers and directors, and corporations in which certain of the Company’s officers or directors are shareholders, have provided services for consideration summarized below:

	2005	2004		2003
Geological and exploration	$98,000	$117,000	$	$ 56,000
Direct administrative	195,000	137,000		40,000
Office lease and operating	35,000	22,000		22,000
	$328,000	$276,000		$$118,000

The amounts due to related parties at July 31, 2005 and July 31, 2004 relate to the above amounts that were unpaid at year-end.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in revenue are overhead recoveries of $Nil (2004 - $9,000; 2003 - $6,000) charged to companies related by virtue of certain common officers and directors.

See also notes 6 and 7.

11.

Commitments

Pursuant to the Bahuerachi, Mexico option agreement, the Company is required to make annual option payments of $50,000 US in November of each year until the property commences commercial production.  The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $19,440 in fiscal 2006 and $8,160 in fiscal 2007.   The Company is also required to pay its share of annual associated lease operating costs which are expected to approximate $18,000 during fiscal 2006.

In July 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $540,000 of diamond drilling and/or piping.

12.

Subsequent Events

In October 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $465,000 of drilling.

13.

Comparative Amounts

Certain amounts have been restated to conform to presentation adopted in the current year.

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Had the Company followed U.S. GAAP, certain items on the financial statements of loss and deficit, and balance sheets would have been reported as follows:

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

Consolidated Statements of Operations and Deficit

For the years ended July 31,	2005 $	2004 $	2003 $
Net loss as shown in the financial statements	(1,631,597)	(1,144,770)	(133,904)
Adjustments to:
Exploration property expenditures(a)	(4,269,172)	(1,673,569)	(330,618)
Abandonments of property costs (a)	-	261,959	45,818
Mineral property recoveries (a)	119,000	629,747	-
Adjust write-offs and loss on sale of investments previously written-down for Canadian GAAP(c)	(15,260)	(33,618)	(45,352)
Net loss according to U.S. GAAP	(5,797,029)	(1,960,251)	(464,056)
Comprehensive loss (d)	(5,779,513)	(1,945,134)	(425,626)
Net loss per share (U.S. GAAP, basic and diluted)	(0.08)	(0.04)	(0.01)

Consolidated Balance Sheets

For the years ended July 31,	2005		2004
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Assets
Current assets (c)	10,302,399	10,302,405	2,365,881	2,365,881
Other assets (c)	41,991	31,741	39,741	27,241
Capital assets	76,447	76,447	49,736	49,736
Mineral properties (a)	9,834,155	-	5,683,983	-
	20,254,992	10,410,593	8,139,341	2,442,858
Liabilities and shareholders’ equity
Current liabilities	319,119	319,119	48,498	48,498
Shareholders’ equity
Capital stock	21,620,259	21,607,259	13,051,242	13,038,242
Contributed surplus (b)	5,500,660	5,645,660	593,050	738,050
Accumulated other comprehensive income (c & d)	-	(10,267)	-	(27,783)
Deficit	(7,185,046)	(17,151,178)	(5,553,449)	(11,354,149)
Total shareholders’ equity	19,935,873	10,091,474	8,090,843	2,394,360
	20,254,992	10,410,593	8,139,341	2,442,858

Consolidated Statements of Comprehensive Loss

For the years ended July 31,	2005 $	2004 $	2003 $
Net loss, US GAAP	(5,797,029)	(1,960,251)	(464,056)
Change in net unrealizable gains on available-for-sale investments	(4,004)	(15,513)	6,000
Realized portion of loss regarding investments sold during the year	21,520	30,630	32,430
Comprehensive loss (d)	(5,779,513)	(1,945,134)	(425,626)

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

Consolidated Statements of Cash Flows

For the years ended July 31,	2005		2004		2003
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Operating activities (a)	(315,573)	(4,126,047)	(312,382)	(1,346,689)	(55,670)	(255,567)
Investing activities (a)	(3,855,401)	(44,927)	(503,890)	530,417	(199,897)	-
Financing activities	12,095,452	12,095,452	3,152,751	3,152,751	218,087	218,087
Cash and cash equivalents, beginning of year	2,344,456	2,344,456	7,977	7,977	45,457	45,457
Cash and cash equivalents, end of year	10,268,934	10,268,934	2,344,456	2,344,456	7,977	7,977

a)

Mineral properties

Under Canadian GAAP the costs relating to the acquisition and exploration of mineral properties are capitalized on an area of interest basis and charged against income through unit-of-production depletion, when properties are developed to the stage of commercial production.  Costs related to abandoned properties, and costs related to properties which the Company has assessed, based on the price of metals/minerals and general economic and market conditions, as not viable, are charged to other expenses in the year in which such determination is made.

Under U.S. GAAP the costs relating to mineral properties as defined above, which have not led to the identification of a commercially feasible property, are expensed in the year incurred and are charged to income (loss) from operations.  As a result, all costs associated with the exploration properties described in Note 6 have been written off for U.S. GAAP purposes.

b)

Stock-based compensation

Prior to August 1, 2002, the Company did not recognize compensation expense when stock options were granted.  Under U.S. GAAP, the Company adopted FAS 123, Accounting for Stock-Based Compensation, for stock options granted in its fiscal 2001 and 2002 years.  Therefore, the stock compensation expense for options granted prior to August 1, 2002 is included under U.S. GAAP causing the difference of $145,000 in contributed surplus between Canadian and U.S. GAAP.

c)

Investments

Under Canadian GAAP, portfolio investments in shares of public companies have been recorded at the lesser of cost and fair market value.  Under U.S. GAAP, the Company’s investments are classified as available-for-sale investments under FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.  As a result, the investments are recorded at fair value on the balance sheet, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of comprehensive income.  Included in other assets is an investment in Majescor Resources Inc. with a fair value of $25,500 at July 31, 2005 (2004 - $21,000).  Included in current assets is an investment in Nordic Diamonds Ltd. with a fair value of $6 at July 31, 2005 (2004 - $10).  An adjustment is made to comprehensive income on sale or impairment of the investment.

d)

Comprehensive income

Comprehensive income is measured in accordance with FAS No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners.  Comprehensive income comprises of net earnings and other comprehensive income where other comprehensive income is the change in equity during the period that arises from transactions and other events that are related to non-owner sources.  See the impending accounting changes (e) below for the new Canadian standard.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

e)

Impending Accounting Changes

Canadian GAAP

In January 2005, the CICA approved Handbook Section 1530, Comprehensive Income.  The new standard is intended to harmonize Canadian GAAP with U.S. GAAP.  The new standard is effective for the Company in the first quarter of 2008.

United States GAAP

FAS 154, Accounting Changes and Error Corrections, changes the requirements for the accounting for and reporting of a change in accounting principle.  The new standard is effective for the Company in fiscal 2006.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 123(R), Share Based Payment, a revision to FAS 123, Accounting for Stock-Based Compensation.  This standard requires all share based payments (including employee stock options) to be measured at fair value and included in earnings.  FAS No. 123(R) is effective at the beginning of the first interim or annual reporting period commencing after December 15, 2005.  The Company adopted a policy of recognizing the cost of stock options at the beginning of fiscal 2002 and as a result anticipates no impact on our consolidated results of operations and financial conditions when FAS 123(R) becomes effective.